EXHIBIT 23.1

Independent Auditors’ Consent

      We consent to the incorporation by reference in the registration statement (No. 333-86158) on Form S-8 of ACME Communications, Inc. of our report dated March 5, 2004, with respect to the consolidated balance sheets of ACME Communications, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders’equity, and cash flows for each of the years in the three-year period ended December 31, 2003, and all related financial statement schedules, which report appears in the December 31, 2003, annual report on Form 10-K of ACME Communications, Inc. Our report refers to a change in the method of accounting for goodwill and other intangible assets as a result of the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” on January 1, 2002.

/s/KPMG LLP
Los Angeles, California
August 6, 2004